[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURTIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

May 6, 2016

VIA EDGAR AND COURIER

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             GMS Inc.
Registration Statement on Form S-1

File No. 333-205902

Dear Mr. Ingram:

We are providing this supplemental letter on behalf of GMS Inc. (the “Company”) with respect to the Staff’s comment letter dated September 15, 2015 (the “Comment Letter”), regarding Amendment No. 1 to the above-referenced Registration Statement of the Company filed on September 1, 2015 (File No. 333-205902) (the “Registration Statement”).  We previously responded to the Staff’s comments contained in the Comment Letter by letter dated October 5, 2015 (the “October 5 Response Letter”).  We submit this supplemental letter to further address comment No. 1 contained in the Comment Letter.  In order to facilitate your review, we have replicated comment No. 1 contained in the Comment Letter in its entirety below.  In addition, attached hereto as Annex A for review by the Staff are a number of pages from the Registration Statement reflecting the anticipated price range for the Company’s initial public offering, certain information previously left blank in the Registration Statement that is

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

Under 17 C.F.R. §200.83

May 6, 2016

derived from such price range and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

Equity-Based Compensation, page 74

1.              Please provide us with an analysis of any equity issuances since the Acquisition, as well as any planned equity issuances.  For each issuance, please tell us:

•                                          the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;

•                                          the significant factors that contributed to differences in the fair value determined between each valuation date, beginning with the valuation on the Acquisition Date.

To the extent applicable, reconcile the fair values you used for equity transactions to sales of common stock during the period and the fair value indicated by the anticipated IPO price.  We will not be able to complete our evaluation of your disclosure on page 74 until the IPO range has been disclosed.  Please also tell us when you first initiated discussions with the underwriters regarding the IPO.

Response:

The Company supplementally advises the Staff that the Company currently anticipates that the price range for its initial public offering (the “IPO”) will be within the range of $[***] to $[***] per share (which reflects an estimated [***]-for-[***] stock split that the Company plans to implement prior to effectiveness of the Registration Statement).  For convenience, all share and per share information in this supplemental letter has been adjusted to reflect this estimated stock split. The Company and the underwriters are currently preparing to begin the road show for the IPO on or about [***], 2016.

The anticipated price range and stock split for the IPO are based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating performance in recent periods, the market prices of

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

Under 17 C.F.R. §200.83

May 6, 2016

securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range and stock split to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) have not yet been determined and remain subject to adjustment based on factors outside of the Company’s control.  However, the Company believes that the foregoing anticipated price range and stock split will not be subject to significant change.

The Company did not grant any stock awards in the fiscal year ended April 30, 2016 and has not granted any stock awards after the fiscal year ended April 30, 2016 through the date of this letter. As discussed in the October 5 Response Letter and on page 81 of the Registration Statement, the Company granted [***] stock option awards in the fiscal year ended April 30, 2015, with 77% of those stock options granted on May 26, 2014 (shortly following the Acquisition by the Sponsor on April 1, 2014), and 91% of those stock options granted during calendar year 2014 (within 6 months of the Acquisition by the Sponsor). The Company determined that the Acquisition price, which was arrived at following an auction process and arms’-length negotiations with the Sponsor, provided the best estimate of the fair value of the common stock underlying the stock options granted during this period. The remaining 9% of the stock options granted in the fiscal year ended April 30, 2015 were granted during calendar year 2015, with the most recent stock option award on April 8, 2015 (approximately 13 months ago). The per share exercise price of the stock options granted in calendar year 2015 was determined based on the most recent fair value of the common stock as determined by the Company’s board of directors following its review and consideration of reports issued by an independent third party valuation firm retained to provide an opinion as to the fair value of the Company’s common stock for compensatory purposes, as discussed in the October 5 Response Letter. The October 5 Response Letter discusses the change in value (adjusted herein to give effect to the [***]-for-[***] stock split and excluding the impact of dilution) from April 1, 2014 ($[***] per share, based on the Acquisition price) to January 31, 2015 ($[***] per share) and the subsequent increase in value to April 30, 2015 ($[***] per share). The most recent valuation of the Company’s common stock reflected a value of $[***] per share as of January 31, 2016, excluding the impact of dilution.

The anticipated price range for the IPO was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s prior valuations of its common stock and the midpoint of the anticipated offering price range of $[***] per share.  Specifically, the Company believes that the difference between the prior valuations of its common stock and the midpoint of the anticipated price range for the IPO is primarily the result of the following factors:

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

Under 17 C.F.R. §200.83

May 6, 2016

•                  Valuation Methodology.  In the past, as is typical for private companies, the Company has applied a valuation methodology that utilizes certain criteria, such as relevant market data, to determine the fair value of its common stock.  Following the Acquisition, determining the Company’s fair value has involved a balance of both the income approach and the market approach and has required the exercise of significant judgment, including judgment about appropriate discount rates, the amount and timing of expected future cash flows for the income approach, as well as the relevant comparable company sales and earnings multiples for the market approach.  As is typical in initial public offerings, while the anticipated price range for the IPO considered relevant market data currently available to the Company, it was ultimately determined by the Company in consultation with the underwriters and not through a formal determination of fair value.  Among the factors that were considered in determining the price range for the IPO were: the Company’s future prospects and those of its industry in general; an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry; and the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

Under 17 C.F.R. §200.83

May 6, 2016

•                  Reduction of Debt Driving Common Stock Value.  The Company expects to use all of the net proceeds from the IPO to repay indebtedness, which would result in an increase in the per share value of the Company’s common stock reflected in the anticipated price range, as the amount of leverage in the Company’s capital structure results in greater relative changes to the Company’s equity value than to the Company’s overall enterprise value.  The Company’s prior valuations of its common stock did not assume any such reduction of indebtedness.  The table below reflects the impact of leverage on the Company’s common stock valuations.  For example, although the increase in the per share equity value of the Company from January 31, 2015 (the most recent valuation date used in connection with any stock option grants) to the midpoint of the anticipated offering price range was approximately [***]%, when one takes into account the Company’s leverage and the anticipated reduction of debt using the proceeds from the IPO, the Company’s enterprise value increased by only approximately [***]% over the same period.

	4/1/2014 (Acquisition Date)		1/31/2015 (Valuation)			At IPO Midpoint of Price Range (As Adjusted) (1)
Enterprise value (in millions)	$	[***]	$	[***]		$	[***]
Net debt (in millions) (2)	$	[***]	$	[***]		$	[***]
Equity value (rounded, in millions)	$	[***]	$	[***]		$	[***]
Diluted shares (split adjusted)	[***]		[***]		(3)	[***]		(4)
Implied per share value (rounded)	$	[***]	$	[***]	(3)	$	[***]	(5)

(1) Based on estimated balances as of April 30, 2016, and as adjusted to reflect the use of proceeds to repay approximately $[***] of indebtedness under the Company’s second lien term loan facility.

(2) Represents interest bearing debt and liabilities to noncontrolling interest holders, net of cash.

(3) Excluding the impact of dilution, as of January 31, 2015, there were [***] basic shares of common stock outstanding and the implied value per share was $[***].

(4) Includes an estimated [***] shares of common stock expected to be issued in the IPO.

(5) The repayment of indebtedness discussed in note 1 above drove an approximately $[***] increase in the Company’s implied per share value.

•                  Enhanced Liquidity and Marketability of the Company’s Common Stock.  Since the Company’s most recent stock option award on April 8, 2015, the Company has taken several steps toward the completion of an IPO, including the Company’s public filing of the Registration Statement and several amendments thereto with the Commission, and various board actions and approvals relating to the IPO.  Given the proximity to the completion of the Company’s initial public offering, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable common shares that would be sold in the public market without discounts for illiquidity and lack of marketability.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

Under 17 C.F.R. §200.83

May 6, 2016

•                  Improved Financial and Operating Performance.  The Company’s performance, as well as the performance of the public company peer set to which the Company compares itself, generally experienced an improvement from April 30, 2015 to April 30, 2016. For example, in the amendment to its Registration Statement filed on April 7, 2016, the Company reported net sales of $1,331.0 million for the nine months ended January 31, 2016 compared to net sales of $1,165.6 million for the nine months ended January 31, 2015, representing an increase of $165.4 million, or 14.2%. In addition, the Company reported Adjusted EBITDA of $106.6 million for the nine months ended January 31, 2016 compared to Adjusted EBITDA of $84.1 million for the nine months ended January 31, 2015, representing an increase of $22.5 million, or 26.8%. The Company has continued to experience very strong performance through its fiscal year ended April 30, 2016, the preliminary results of which will be reflected in a “Recent Developments” section of the next amendment to the Company’s Registration Statement.

Based on discussions with the Company’s underwriters, the Company expects that the price that investors will be willing to pay for shares of the Company’s common stock in the IPO will be based in part on a multiple of the Company’s earnings. The trend demonstrated by the Company’s improved performance since April 30, 2015 influenced the multiple utilized in determining the anticipated IPO price range, which further enhanced the impact that the Company’s improved performance over this period had on its valuation.

Over the last twelve months ended January 31, 2016, the performance of the public company peer set to which the Company compares itself to determine the market comparable value as part of its valuation process has also improved. For example, the mean of adjusted enterprise values based on multiples of EBITDA for the last twelve months ended January 31, 2016 improved to a multiple of [***] times from a multiple of [***] times for the last twelve months ended January 31, 2015. For the same period, the multiple using revenue for the last twelve months for this same comparable public company peer set improved from [***] times to [***] times.

•                  Enhanced Balance Sheet and Financial Resources.  A successful offering will provide the Company with (i) proceeds to pay down existing debt, (ii) ready access to the equity and debt capital markets for public companies, and (iii) a ‘currency’ with which to make strategic acquisitions as the Board may deem appropriate.  These anticipated improvements in the Company’s financial position are expected to have a beneficial effect on the Company’s business and operations and, as a result, they influenced the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus.

If you have any questions, please feel free to contact the undersigned at (212) 859-8468.

Thank you for your cooperation and attention to this matter.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

Under 17 C.F.R. §200.83

May 6, 2016

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                G. Michael Callahan, Jr. (GMS Inc.)

H. Douglas Goforth (GMS Inc.)

Peter J. Loughran (Debevoise & Plimpton LLP)

Leland Benton (Securities and Exchange Commission)

Jenn Do (Securities and Exchange Commission)

Terence O’Brien (Securities and Exchange Commission)

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

Under 17 C.F.R. §200.83

May 6, 2016

Annex A

Annex A

[***]